Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Decisions at Request for Stay of Execution Order in Tax Demand at
Turkish Company

Hadera, Israel, November 29, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that pursuant to the Company's press release dated February 18, 2010, regarding a tax report received from the Turkish tax authorities at KCTR, the Turkish subsidiary of the associated company Hogla-Kimberly Ltd (49.9%), and pursuant to appeals filed by KCTR regarding the said tax demand, and pursuant to the Company's reports dated August 1, 2011, and dated August 17, 2011,  regarding resolutions of the Turkish court in some of these appeals ("the Previous Resolutions")and the Company's report dated November 2, 2011 ("the Additional Resolution"), the Company does hereby announce as follows-

Pursuant to the appeal submitted by KCTR to the Supreme Court, objecting to the Previous Resolutions and the request for a stay of execution submitted by KCTR to the Supreme Court, the Company is hereby announcing that on October 26, 2011, the decision of the court in Turkey was handed down, pursuant to which the implementation will be postponed, of the court ruling pertaining to those resolutions having to do with corporate taxes (amounting to YTL 18 million (USD 9.7 million), including interest and fines) until such time as the Supreme Court hands down a decision regarding the appeals filed by KCTR. The stay of execution was obtained without KCTR having to deposit a guarantee, or any other form of collateral.

On November 28, 2011 a decision of the court in Turkey  was handed  down, regarding the request for stay of execution that was filed by KCTR in the other cases resolved in the Previous Resolutions, (representing the remaining part of the ruled sum, and amounting to approximately YTL 16 million (USD 8.5 million), including interest and fines) and that pertain to the Value Added Tax, pursuant to which  KCTR's request for stay of execution in these cases was rejected.

It should be noted that the Company included in its Financial Reports for the 3rd quarter of 2011 a provision amounting to NIS 58.8 million representing its share in the amounts resolved in the Previous Resolutions and in the Additional Resolution.

A request for a stay of execution was submitted by KCTR to the Supreme Court also with regard to the Additional Resolution.

We also note that the proceedings concerning the appeal submitted by KCTR, regarding the Previous Resolutions and the Additional Resolution, are continuing in parallel.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il